

Mail Stop 3030

December 29, 2016

Via E-mail
Mark J. Murphy
Chief Financial Officer
Qorvo, Inc.
7628 Thorndike Road
Greensboro, North Carolina 27409

> **Re: Qorvo, Inc.**
> **Form 10-K for the Fiscal Year Ended April 2, 2016**
> **Filed May 31, 2016**
> **Form 10-Q for the Fiscal Quarter Ended October 1, 2016**
> **Filed November 7, 2016**
> **File No. 001-36801**

Dear Mr. Murphy:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended April 2, 2016

General

1.   You state on page 12 of the 10-K that Huawei Technologies accounted for 12% of your total revenue in fiscal year 2016 and that Samsung Electronics accounted for approximately 14% and 25% of your total revenue in fiscal years 2015 and 2014, respectively. We are aware of publicly available information indicating that Huawei does business in Sudan and Syria. Recent news articles indicate that Samsung customers may take Samsung Galaxy smartphones to the official Samsung Electronics Service center covering Syria, many Samsung smartphones are in Sudan and Samsung provides a warranty for its mobile handsets to customers in Sudan.

Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria, whether through subsidiaries, affiliates, distributors, partners, customers or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

2. Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

3. We are aware of news articles stating that Huawei is effectively barred from selling telecommunications network equipment in the U.S. and that the Department of Commerce is investigating Huawei for its alleged export or re-export of U.S. technology to Iran, Sudan and Syria in violation of U.S. export control laws. Please address for us the possibility that this information will have adverse reputational and other effects upon you because of your business relationship with Huawei.

Business, page 4

Customers, page 12

4. Please revise future applicable filings to identify your "largest end customer." See Item 101(c)(1)(vii) of Regulation S-K. Please ensure that such revised disclosure is for each segment, to the extent material, as well as your overall business.

5. Please revise future applicable filings to clarify the end products to which material amounts of your revenues relates. For example, your disclosure on page 5 indicates your MP segment supplies products for smartphones, tablets, wearables and computers. Your disclosure here indicates that a "majority" of revenue from your major customers relates to "mobile products." However, it is unclear to what "mobile products" you are referring and what you mean by a "majority" of your revenue.

Form 10-Q for the Fiscal Quarter Ended October 1, 2016

Management's Discussion and Analysis, page 28

Results of Operations, page 32

6.   Please revise future filings to clarify the reasons underlying the changes to your gross margin to which you refer in the third paragraph on page 32. For example, clarify the reasons for the "higher demand" for your smartphone-related products. Please also clarify the "quality issues," "lower than expected manufacturing and assembly yields," and how product mix changed, thus affecting your gross margin. While we note the reference to a shift to "lower margin products," it is unclear to what products you are referring.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Lynn Dicker at (202) 551-3616 or me at (202) 551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Laurie Abbott at (202) 551-8071 or Geoffrey Kruczek, Senior Attorney, at (202) 551-3641 with any other questions.

                                        Sincerely,

                                        /s/ Kevin J. Kuhar

                                        Kevin J. Kuhar
                                        Accounting Branch Chief
                                        Office of Electronics and Machinery